UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

April 18, 2012

Commission File Number 001-33725

Textainer Group Holdings Limited

(Translation of registrant’s name into English)

Century House

16 Par-la-Ville Road

Hamilton HM 08

Bermuda

(441) 296-2500

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

This report contains a copy of the press release entitled “Textainer Completes the Issuance of $400 Million Series 2012-1 Fixed Rate Asset Backed Notes,” dated April 18, 2012.

Exhibit	Description of Exhibit

1.	Press Release dated April 18, 2012

Exhibit 1

TEXTAINER COMPLETES THE ISSUANCE OF $400 MILLION SERIES 2012-1 FIXED

RATE ASSET BACKED NOTES

HAMILTON, Bermuda, April 18, 2012 (BUSINESSWIRE) — Textainer Group Holdings Limited (NYSE:TGH) (“Textainer”, the “Company”, “we” and “our”), the world’s largest lessor of intermodal containers based on fleet size, today announced that Textainer Marine Containers Limited (“TMCL”), Textainer’s primary asset owning subsidiary, closed its offering of $400 million in aggregate principal amount of Series 2012-1 Fixed Rate Asset Backed Notes (the “Notes”). The Notes, initially purchased by Wells Fargo Securities, LLC, BofA Merrill Lynch and Credit Suisse, represent fully amortizing notes payable on a straight-line basis over a scheduled payment term of ten years, but not to exceed the maximum payment term of fifteen years. The Notes have a fixed interest rate, payable monthly, of 4.21% per annum, resulting in an effective semi-annual yield on the Notes of 4.25% per annum.

“We are extremely pleased with the $400 million debt offering,” commented Philip K. Brewer, Textainer President and Chief Executive Officer. “We are continuing to see strong demand for containers and the additional liquidity from the Notes further bolsters our capacity to grow organically, support our customers and continue as the industry leader.”

The Notes were offered and sold by the initial purchasers of the Notes to qualified institutional buyers pursuant to Rule 144A under the Securities Act of 1933, as amended (the “Securities Act”) and to non-U.S. persons in accordance with Regulation S promulgated under the Securities Act. The proceeds from the issuance of the Notes are expected to be used to repay certain outstanding indebtedness of TMCL, in particular its Series 2010-1 Notes, and for general corporate purposes. The Notes are secured by a pledge of TMCL’s assets.

“The successful issuance of the Notes highlights the ever improving liquidity and investor interest in asset-backed container debt,” added Hilliard C. Terry, III, Textainer Executive Vice President and Chief Financial Officer.

The Notes have not been registered under the Securities Act or any state securities laws and may not be offered or sold in the United States absent registration or an applicable exemption from registration requirements of the Securities Act and applicable state laws.

This press release shall not constitute an offer to sell or a solicitation of an offer to purchase any of the Notes, and shall not constitute an offer, solicitation or sale of the Notes in any state or jurisdiction in which such an offer, solicitation or sale would be unlawful.

Important Cautionary Information Regarding Forward-Looking Statements

This press release contains forward-looking statements within the meaning of U.S. securities laws. Forward-looking statements include statements that are not statements of historical facts, and include, but are not limited to, statements concerning the anticipated term of the Notes, the intended use of proceeds from sale of the Notes, and the positioning of Textainer for future growth. Readers are cautioned that these forward-looking statements involve risks and uncertainties, are only predictions and may differ materially from actual future events or results. These risks and uncertainties include, without limitation the risks and uncertainties set forth in Textainer’s filings with the Securities and Exchange Commission. For a discussion of some of these risks and uncertainties, see Item 3D “Key Information—Risk Factors” in Textainer’s Annual Report on Form 20-F filed with the Securities and Exchange Commission on March 15, 2012.

The Company’s views, estimates, plans and outlook as described within this document may change subsequent to the release of this press release. The Company is under no obligation to modify or update any or all of the statements it has made in this press release despite any subsequent changes that the Company may make in its views, estimates, plans or outlook for the future.

About Textainer Group Holdings Limited

Textainer Group Holdings Limited and its subsidiaries (“Textainer”) is the world’s largest lessor of intermodal containers based on fleet size. The Company began operations in 1979 and as of the most recent quarter end had more than 1.6 million containers, representing more than 2.4 million TEU, in its owned and managed fleet. Textainer leases dry freight, refrigerated, and specialized containers. Each year the Company is one of the largest purchasers of new containers as well as one of the largest sellers of used containers. Textainer leases containers to approximately 400 shipping lines and other lessees and sells containers to more than 1,000 customers worldwide and provides services worldwide via a network of regional and area offices, as well as independent depots.

Contact:

Textainer Group Holdings Limited

Mr. Tom Gallo, 415-658-8227

Investor Relations Director

ir@textainer.com

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 18, 2012

Textainer Group Holdings Limited

/s/ Philip K. Brewer
Philip K. Brewer
President and Chief Executive Officer

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